January 10, 2023 Ugur Sahin, M.D. CEO and Co-Founder

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and BioNTech's research and development programs; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccine to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for potential personal injury or death arising from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's ability to progress BioNTech's Malaria, Tuberculosis and HIV programs, including timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the development of sustainable vaccine production and supply solutions on the African continent, including its BioNTainers, and the nature and feasibility of these solutions; BioNTech's estimates of research and development revenues, commercial revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, and shares outstanding; BioNTech's ability and that of BioNTech's collaborators to commercialize and market BioNTech's product candidates, if approved, including BioNTech's COVID-19 vaccine; BioNTech's ability to manage BioNTech's development and expansion; regulatory developments in the United States and foreign countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates; and other factors not known to BioNTech at this time. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech's quarterly report on Form 6-K for the three and nine months ended September 30, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. Forward-Looking Statements and Disclaimer 2

COMIRNATY®▼(the Pfizer-BioNTech COVID-19 vaccine) has been granted standard marketing authorization (MA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people aged 6 months and older. The vaccine is administered as a 2-dose series 3 weeks apart, in people aged 5 years and older, or as a 3-dose series 3 and 8 weeks apart in children aged 6 months to 4 years. Adults and adolescents from the age of 12 are given 30 micrograms per dose; children aged 5 to 11 years are given 10 micrograms per dose; infants and children aged 6 months to 4 years are given 3 microgram per dose. In addition, the MA has been expanded to include a booster dose (third dose) at least 3 months after the second dose in individuals 5 years of age and older. A third primary course dose may be administered at least 28 days after the second dose to people aged 5 years and older with a severely weakened immune system. The European Medicines Agency’s (EMA’s) Committee for Medicinal Products for Human Use (CHMP) has completed its rigorous evaluation of COMIRNATY, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available. In addition, COMIRNATY has also been granted standard MA for two adapted vaccines: COMIRNATY Original/Omicron BA.1, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.1 subvariant of SARS-CoV-2; and COMIRNATY Original/Omicron BA.4-5, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.4/BA.5 subvariant of SARS-CoV-2. COMIRNATY Original/Omicron BA.1 may be administered as a booster in people aged 12 years and older and COMIRNATY Original/Omicron BA.4-5 may be administered as a booster in people aged 5 years and older who have received at least a primary vaccination course against COVID-19. There should be an interval of at least 3 months between administration of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 and the last prior dose of a COVID-19 vaccine. IMPORTANT SAFETY INFORMATION: • Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine. Close observation for at least 15 minutes is recommended following vaccination. No further dose of the vaccine should be given to those who have experienced anaphylaxis after a prior dose of Comirnaty. • There is an increased, but very rare risk (<1/10,000 cases) of myocarditis and pericarditis following vaccination with COMIRNATY. These conditions can develop within just a few days after vaccination and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. • Rare cases of acute peripheral facial paralysis; uncommon incidence of insomnia, hyperhidrosis and night sweats; and unknown incidence of paraesthesia, hypoaesthesia and erythema multiforme have been identified in post-marketing experience. • Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e. g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, tingling sensations and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting. • Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination. • As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals. • The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may be lower in immunosuppressed individuals. • As with any vaccine, vaccination with COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of the vaccine. • Adverse reactions observed during clinical studies are listed below according to the following frequency categories: Very common (≥ 1/10), Common (≥ 1/100 to < 1/10), Uncommon (≥ 1/1,000 to < 1/100), Rare (≥ 1/10,000 to < 1/1,000), Very rare (< 1/10,000), Not known. • Very common side effects: injection site pain, injection site swelling, tiredness, headache, muscle pain, chills, joint pain, diarrhea, fever • Common side effects: injection site redness, nausea, vomiting • Uncommon side effects: enlarged lymph nodes (more frequently observed after the booster dose), feeling unwell, arm pain, insomnia, injection site itching, allergic reactions such as rash or itching, feeling weak or lack of energy/sleepy, decreased appetite, excessive sweating, night sweats • Rare side effects: temporary one-sided facial drooping, allergic reactions such as hives or swelling of the face • Very rare side effects: inflammation of the heart muscle (myocarditis) or inflammation of the lining outside the heart (pericarditis), which can result in breathlessness, palpitations or chest pain, • Not known side effects (cannot be estimated): anaphylaxis, extensive swelling of vaccinated limbs; facial swelling, pins and needles/tingling, reduced sense of touch or sensation, a skin reaction that causes red spots or patches on the skin, heavy menstrual bleeding. • A large amount of observational data from pregnant women vaccinated with the initially approved COMIRNATY vaccine during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. COMIRNATY can be used during pregnancy. No effects on the breast-fed newborn/infant are anticipated since the systemic exposure of breast-feeding woman to the initially approved COMIRNATY vaccine is negligible. Observational data from women who were breast-feeding after vaccination have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY can be used during breast-feeding. • No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during pregnancy. Since differences between products are confined to the spike protein sequence, and there are no clinically meaningful differences in reactogenicity between those COMIRNATY variant adapted vaccines that have been clinically evaluated, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during pregnancy. • No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during breast-feeding. Observational data from women who were breast-feeding after vaccination with the initially approved COMIRNATY vaccine have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during breast-feeding • Interactions with other medicinal products or concomitant administration of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 with other vaccines has not been studied. • Animal studies with COMIRNATY Original do not indicate direct or indirect harmful effects with respect to reproductive toxicity. • The safety of a COMIRNATY Original/Omicron BA.1 booster dose in individuals from 18 to ≤ 55 years of age is extrapolated from safety data from a subset of 315 adults 18 to ≤ 55 years of age who received a booster (fourth dose) of Omicron BA.1 30 µg (monovalent) after completing 3 doses of COMIRNATY. The most frequent adverse reactions in these participants 18 to ≤ 55 years of age were injection site pain (> 70%), fatigue (> 60%), headache (> 40%), myalgia (> 30%), chills (> 30%) and arthralgia (> 20%). • In a subset from the Phase 3 study, 305 adults > 55 years of age who had completed 3 doses of COMIRNATY, received a booster of COMIRNATY Original/Omicron BA.1 after receiving Dose 3. The overall safety profile for the COMIRNATY Original/Omicron BA.1 booster (fourth dose) was similar to that seen after the COMIRNATY booster (third dose). The most frequent adverse reactions in participants greater than 55 years of age were injection site pain (> 50%), fatigue (> 40%), headache (> 30%), myalgia (> 20%), chills and arthralgia (> 10%). No new adverse reactions were identified for COMIRNATY Original/Omicron BA.1. • The safety of a booster dose of COMIRNATY Original/Omicron BA.4-5 is inferred from safety data for a booster dose of COMIRNATY Original/Omicron BA.1, as well as for a booster dose of COMIRNATY Original in individuals 18 years of age and older, as well as for a booster dose of the initially approved Comirnaty vaccine in individuals 5 years of age and older. The safety and efficacy of Comirnaty Original/Omicron BA.1 and Comirnaty Original/Omicron BA.4-5 in children aged less than 12 years of age have not yet been established. No data are available. • The duration of protection afforded by the vaccine is unknown as it is still being determined by ongoing clinical trials. As with any vaccine, vaccination with Comirnaty Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients • The safety and efficacy of Comirnaty in infants aged less than 6 months have not yet been established. • For complete information on the safety of COMIRNATY, COMIRNATY Original/Omicron BA.1 and COMIRNATY Original/Omicron BA.4-5, always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website. The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de Safety Information 3

AUTHORIZED USE IN THE U.S. Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original And Omicron BA.4/BA.5) • Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5) is FDA-authorized under Emergency Use Authorization (EUA) for use in individuals 5 years of age and older as a single booster dose administered at least 2 months after either: • completion of primary vaccination with any authorized or approved monovalent* COVID-19 vaccine; or • receipt of the most recent booster dose with any authorized or approved monovalent COVID-19 vaccine. *Monovalent refers to any authorized and approved COVID-19 vaccine that contains or encodes the spike protein of only the Original SARS-CoV-2 virus COMIRNATY® (COVID-19 Vaccine, mRNA) • COMIRNATY® (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 12 yrs of age and older. It is also authorized as a third primary series dose to individuals 12 years of age and older who have certain kinds of immunocompromise • The COVID-19 vaccine is FDA authorized under Emergency Use Authorization (EUA) for use in individuals 6 months and older to provide: • a 3-dose primary series to individuals 6 months through 4 years of age • a 2-dose primary series to individuals 5 years and older • a third primary series dose to individuals 5 years and older with certain kinds of immunocompromise EMERGENCY USE AUTHORIZATION Emergency uses of the vaccines have not been approved or licensed by FDA but have been authorized by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) in individuals aged 6 months and older for the Pfizer-BioNTech COVID-19 Vaccine and 5 years and older for the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. IMPORTANT SAFETY INFORMATION Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5), COMIRNATY® (COVID-19 Vaccine, mRNA) and Pfizer-BioNTech COVID-19 Vaccine • Individuals should tell the vaccination provider about all of their medical conditions, including if they: • have any allergies • have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart) • have a fever • have a bleeding disorder or are on a blood thinner • are immunocompromised or are on a medicine that affects the immune system • are pregnant, plan to become pregnant, or are breastfeeding • have received another COVID-19 vaccine • have ever fainted in association with an injection • Individuals should not get COMIRNATY (COVID-19 Vaccine, mRNA), the Pfizer-BioNTech COVID-19 Vaccine, or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent if they have had a severe allergic reaction after a previous dose of COMIRNATY or the Pfizer-BioNTech COVID-19 Vaccine or any ingredient in these vaccines • There is a remote chance that these vaccines could cause a severe allergic reaction. A severe allergic reaction would usually occur within a few minutes to 1 hour after getting a dose of the vaccine. For this reason, your vaccination provider may ask you to stay at the place where you received the vaccine for monitoring after vaccination. If you experience a severe allergic reaction, call 9-1-1 or go to the nearest hospital The vaccine may not protect everyone. Side effects reported with the vaccine include: • Severe allergic reactions; Non-severe allergic reactions such as rash, itching, hives, or swelling of the face; Myocarditis (inflammation of the heart muscle); Pericarditis (inflammation of the lining outside the heart); Injection site pain; Tiredness; Headache; Muscle pain; Chills; Joint pain; Fever; Injection site swelling; Injection site redness; Nausea; Feeling unwell; Swollen lymph nodes (lymphadenopathy); Decreased appetite; Diarrhea; Vomiting; Arm pain; Fainting in association with injection of the vaccine; Unusual and persistent irritability; Unusual and persistent poor feeding; Unusual and persistent fatigue or lack of energy; Unusual and persistent cool, pale skin • Individuals should seek medical attention right away if they have any of the following symptoms: difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness • Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received COMIRNATY® (COVID-19 vaccine, mRNA) or Pfizer-BioNTech COVID-19 Vaccine. The observed risk is higher among adolescent males and adult males under 40 years of age than among females and older males, and the observed risk is highest in males 12 through 17 years of age. In most of these people, symptoms began within a few days following receipt of the second dose of vaccine. The chance of having this occur is very low • These may not be all the possible side effects of the vaccine. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away. Individuals should always ask their healthcare providers for medical advice about adverse events. Report vaccine side effects to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC) Vaccine Adverse Event Reporting System (VAERS). The VAERS toll-free number is 1‐800‐822‐7967 or report online to www.vaers.hhs.gov/reportevent.html. In addition, individuals can report side effects to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985 Safety Information 4

Harnessing the power of the immune system to fight human diseases

6 Translating Vision into Strong Performance Scientific & Clinical Execution Corporate Execution Commercial & Market Leadership with COVID-19 Franchise1 1 Partnered with Pfizer

2022 Highlights Translating Vision into Strong Performance

Commercial & Market Leadership with COVID-19 Franchise[1]



are

~550 million doses
of variant-adapted vaccine[2] shipped

~2 billion doses
invoiced in 2022

>60%
market share[3]

Broadest label
amongst COVID-19 vaccines

[1] Partnered with Pfizer
[2] As of Dec. 16, 2022
[3] Pfizer/BioNTech cumulative global COVID-19 market share across reporting countries; CDC, ECDC OWID data as of Nov 2022

BIONTECH 7

first cell therapy for solid tumors next-gen checkpoint immunomodulator 8 Translating Vision into Strong Performance 1 Partnered with Genmab 2 Partnered with Pfizer 3 Partnered with University of Pennsylvania Scientific & Clinical Execution Clinical POC across multiple modalities: BNT211 BNT3121 Im m un o- on co lo gy 4 new programs first in human: BNT116 FixVac in NSCLC BNT141 Ribomab CLDN18.2 BNT313 Hexabody CD271 BNT142 Ribomab CD3xCLDN6 In fe ct io us D is ea se Initiated 3 COVID-19 vaccine trials Flu+COVID-192 Malaria 3 Phase 1 trials for mRNA vaccines, including new pathogen antigens first-in-human: HSV23

9 Translating Vision into Strong Performance 1 As of Oct. 15, 2022 Corporate Execution Rapid deployment ~2 months from regulator recommendations to vaccine delivery Expanded partnerships 4 new collaborations accessing a variety of technologies Broadened pipeline 22 programs in 26 ongoing trials Grew team >1,500 new employees Strong financials €16.6 bn cash + €4.1 bn trade receivables1

2023 Strategic Priorities

COVID-19 franchise[1]

Sustain leadership in COVID-19
Advance next-gen vaccines

Variant-adapted

T-cell enhancing

Combinations

COMIRNATY®
COVID-19 mRNA Vaccine

Immuno-oncology

Advance disruptive platforms for solid tumors

Initiate multiple potentially registrational trials

- **INDIVIDUALIZED mRNA CANCER VACCINES** iNeST
- **CARVac** mRNA vaccine boosted CAR-T-cells
- **NEXT GEN IMMUNO-MODULATORS** Bispecific antibodies

Most advanced programs:

- BNT122[2]: 1L Melanoma & adj. CRC
- BNT211: CLDN6+ tumors
- BNT311[3], BNT312[3]: Solid tumors

Infectious diseases

Initiate and accelerate clinical programs for high need indications

Ongoing clinical trials:

- Influenza[4]
- HSV2[5]
- Malaria

Programs advancing to clinic:

- Tuberculosis[6]
- Shingles[1]

[1] Partnered with Pfizer
[2] Partnered with Genentech
[3] Partnered with Genmab
[4] Out-licensed to Pfizer
[5] Partnered with University of Pennsylvania
[6] Collaboration with BMGF

BIONTECH 10

Global Powerhouse Built on People, Presence and Strategic Collaborations Rwanda, Senegal, South Africa Planned mRNA manufacturing facilities Memorandum of Understanding for new collaboration Collaboration BioNTech site2 Manufacturing site2 11 United Kingdom Health-system-wide collaboration with UK government with the target to deliver up to 10,000 personalized therapies by 2030 Israel Pandemic preparedness and development of innovative medicines Singapore Commercial-scale mRNA manufacturing Australia mRNA research center and clinical manufacturing facility Taiwan Clinical trial hub for mRNA-based cancer immunotherapies >4,500 professionals globally1 >1,500 new hires in 2022 >80 different nationalities 36 average age >50 % are female 1 All employment data as of December 2022 2 Sites may be existing or planned

12 Focused on Five Innovation Pillars Deep understanding of the immune system Multi-platform innovation engine Manufacturing and automation Target discovery and characterization Digital & AI/ML

Our Disruptive Technology Toolkit to Fight Human Diseases



OFF-THE-SHELF mRNA CANCER VACCINES
FixVac
INDIVIDUALIZED mRNA CANCER VACCINES
iNeST
RIBOLYSINS
Precision antibacterials
Phagomed acquisition
mRNA TECHNOLOGY
RIBOLOGICALS[1]
RiboCytokines
RiboMabs
INFECTIOUS DISEASES VACCINES
Prophylactic and therapeutic vaccines
IMMUNOTHERAPY TARGET DISCOVERY
MULTI-TARGET TCR
Medigene collaboration
CARVac
mRNA vaccine boosted CAR-T-cells
LIPID-FORMULATIONS
Internal capabilities
Matinas collaboration
NEXT GEN IMMUNO-MODULATORS
Bispecific antibodies
mRNA ENCODED HUMABODIES
Crescendo collaboration
CELL & GENE THERAPIES
INDIVI-DUALIZED TCR-THERAPY
TARGETED CANCER THERAPIES
ANTIBODIES
SOLID TUMOR CAR-T
Ideal CAR-T-cell targets
INDIVIDUALIZED EX VIVO T-CELL THERAPY
SELECTIVE TLR-7 ANTAGONISM
SMALL MOLECULES
STING AGONISTS
Ryvu collaboration
Enabling technology
Infectious disease
Individualized therapies

Core principles of our technology strategy

Technology agnostic approach rooted in deep fundamental understanding of biology

Build novel platforms with the ability to produce multiple product candidates

Open up new combination opportunities which leverage synergistic mechanisms of action

Enable individualization of treatment

[1] mRNA encoded cancer-targeting antibodies and cytokines

BIONTECH 13

AI & Digitally-integrated target & drug discovery and development Individualized treatment platforms to address inter-individual variability Deep genomics & immunology expertise to leverage patient data Automated manufacturing to serve patients on time and globally Integrated model for immuno-oncology to transform R&D and patient care at scale Uniquely Positioned to Individualize Cancer Medicine 14 Tailored on-demand Immunotherapies Off-the-shelf drugs Small Molecule Immuno- modulators Antibodies Engineered Cell Therapies mRNA Therapeutics Clinical Samples Drug Classes Inter- Individual Variability Patient Sample Profiling Diagnostics & Bioinformatics Big Data, Deep Data, Artificial Intelligence, Machine Learning

Individual genomic profiles mRNA vaccines Targeted antibodies Small molecule immunomodulators Cell & gene therapies Next-generation immunomodulators Ribologicals Goal: 10,000 personalized therapies to reach patients by 2030 Individualized immunotherapy is poised to disrupt cancer care and requires integrated, health-system-wide collaboration Landmark UK Collaboration to Implement Personalized Medicine: Moving Immune Therapy Development Closer to the Point of Care Goal for accelerated clinical and regulatory pathways Multi-agency collaboration is a new model for personalized treatment implementation Patient genomic data informs personalized treatments 15

BioNTech Innovation is Data and AI Driven

Pre-BioNTech: Large scale in silico target discovery programs set up by co-founders.

Deep understanding of the immune system: Understanding and exploiting immunological mechanisms through Data Science and ML since early days, including TRON collaboration since 2010

Target discovery and characterization: Exploiting the mutanome for personalized mRNA vaccines. ML drives neoantigen selection and IG prediction algorithms since 2017. Neon Therapeutics acquisition with high quality MS data

Multi-platform innovation engine: Applying AI to support the design of RiboCytokines and RiboMabs. TCR modeling for cell & gene therapies

Digital & AI/ML: Strategic collaboration with **InstaDeep** since 2020. COVID-19 Early Warning System, AI Immune response detection (ELISPOT) and gene synthesis

Manufacturing and automation: Towards a vertically integrated, AI-driven Automated Lab combined with InstaDeep's DeepChain™ protein design platform

2008

2012

2016

2020

2021+



BioNTech uses AI and ML in all its pillars since its creation in 2008

BIONTECH 16

InstaDeep, Leader in Artificial Intelligence

Founded in **2014** with **London HQ** and **offices in Cambridge (U.S.), Paris, Tunis, Lagos, Dubai, and Cape Town**

Approx. **240** engineers and tech professionals, including world-class AI & ML researchers. Published in all major ML conferences (**NeurIPS, ICLR, ICML**)

Successful research collaborations with **DeepMind, Google Research, Google Cloud** and **NVIDIA,** plus EMEA ecosystem initiatives

Demonstrated capacity to develop and deploy AI systems at scale in multiple SaaS products (including **DeepChain^{TM}**)

Fully owned **Nvidia DGX** supercomputing infrastructure and distributed ML workload management system. **Google Cloud TPU** expertise

On CB Insights' **100 most Innovative AI startups** list for **3 years running**

InstaDeep is focused on productizing disruptive AI innovation

BIONTECH 17

InstaDeep's Planned Acquisition to Accelerate BioNTech's AI-First Strategy

A fruitful, 3 year collaboration with InstaDeep

Improved neoantigen prediction over current BioNTech model

AI-based computer vision system **improved Immune Response evaluation accuracy and speed**

Improved success rate for AI-driven platform DNA/RNA synthesis together with **40x increase in monthly throughput**

DeepChain™ designed RiboLogicals validated *in vitro*

DeepChain™ designed infectious disease vaccine targets

COVID-19 Early and Future Warning Systems evaluate immune escape from SARS-CoV-2 sequences for improved VOC detection

Transaction Highlights

Upfront cash and BioNTech stock payment of GBP £362 million

Performance-based cash earn-out of up to GBP £200 million within 3 years of transaction close

InstaDeep to become a wholly-owned, London-based BioNTech subsidiary

Closing expected Q1 2023[1]

BIONTECH X InstaDeep™

Our goal is to integrate AI seamlessly into all aspects of our work

[1] Subject to regulatory approvals and other customary closing conditions

BIONTECH 18

Long-term leadership for our COVID-19 vaccine franchise

First-to-Market BA.4/5-Adapted Bivalent Vaccine Launch: Scientific and Manufacturing Preparation Leads to Rapid Execution

Omicron-adapted vaccine in ~2 months from regulator recommendation to market

FDA Recommended
Omicron-adapted bivalent vaccine encoding BA.4/5 sublineages
June 30

~2 months

First shipments
COMIRNATY BA.4/5-adapted bivalent vaccine
September 1

Approved in **60+** countries and regions[1]

Broad label covering ages **6 months+ in U.S.**[2] and **5 years+ in EU**[3]

~550 million doses shipped globally[4] **of BA.4/5-adapted** bivalent vaccine

Comprehensive research program and rapid response strategy

Safety database with more than 1.5 billion people treated

Capability to rapidly roll out new vaccines at commercial scale within months

Growing set of commercial relationships and partners around the world

Expanding innovation capabilities in the field of infectious diseases

[1] Including conditional approvals as of December 15, 2022
[2] Pfizer-BioNTech COVID-19 Vaccine is FDA authorized under Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals aged 6 months and older.
[3]COMIRNATY has been granted standard marketing authorization (MA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people aged 5 years and older
[4] As of December 16, 2022

BIONTECH 20

COVID-19 Franchise: Being Actionable in the Face of a Dynamic Virus Evolution and Building for Continued Success

COVID-19 a leading cause of death – 250,000+ in the U.S. in 2022[1,2]

Variant-adapted

Address Evolving Virus

Enabled by AI/ML Early Warning System & variant surveillance research

Combinations

Single-Dose Multi-Pathogen Protection

Informed by epidemiology & medical need

T-cell enhancing

Highly-conserved T cell epitopes with broad population-coverage derived from non-spike SARS-CoV2 proteins

- Increase immune resilience
- Enhance and broaden T cell response
- Provide memory T cell persistence
- Enhance B cell response durability

T cell immune response may continue to contribute to prevention or limitation of severe disease


WT
Alpha
Beta
Delta
BA.1
BA.2
BA.2.12.1
BA.2.75
BA.2.75.2
BA.4/5
BF.7
BQ.1.1
XBB
% unaltered HLA class I T-cell epitopes
% unaltered HLA class II T-cell epitopes
% unaltered neutralizing B -cell epitopes

- Progressive loss of conserved B cell epitopes for spike protein neutralizing antibody sites in Omicron sublineages
- Preservation of HLA class I and class II presented T-cell epitopes across the evolution of SARS-CoV-2 spike protein
- T-cell recognition of current Omicron sublineage VoCs may be largely intact

Progressive loss of conserved spike protein neutralizing antibody sites in Omicron sublineages is balanced by preserved T-cell recognition epitopes

Alexander Muik, Bonny Gaby Lui, Huitian Diao, Yunguan Fu, Maren Bacher, Aras Toker, Jessica Grosser, Orkun Ozhelvaci, Katharina Grikscheit, Sebastian Hoehl, Niko Kohmer, Yaniv Lustig, Gili Regev-Yochay, Sandra Ciesek, Karim Beguir, Asaf Poran, Özlem Türeci, Ugur Sahin

bioRxiv

Innovation supported by insights from continuous variant surveillance and robust clinical program

[1] https://www.cdc.gov/nchs/fastats/leading-causes-of-death.htm
[2] https://covid.cdc.gov/covid-data-tracker/#trends_weeklydeaths_select_00

BIONTECH 21

Expanding and accelerating our pipeline

23 Infectious Diseases: Important Growth Area Addressing High Medical and Global Health Need All figures from World Health Organization fact sheets. https://www.who.int/news-room/fact-sheets (accessed June 09, 2022). Ongoing clinical programs Planned 2023 trial starts COVID-19 Influenza+ BNT161: Influenza BNT163: HSV-2 BNT165: Malaria BNT164: Tuberculosis BNT167: Shingles Influenza HSV2 Malaria Tuberculosis Shingles 290,000-650,000 deaths annually on a global scale 500 million infected globally 187 million suffered episode from herpes-related genital ulcers in 2016 ~229 million cases in 2020 across the WHO African Region 601,000 deaths in 2020 in the WHO African Region (80% in children <5 years) 10 million cases globally in 2020 1.5 million deaths globally in 2020 Individuals who live to 85 years old have ~50% risk of developing shingles

Accelerating high-priority programs into potentially registrational trials across multiple modalities

25 The Tools we Have Developed to Treat Cancer 19 Clinical Programs in 22 ongoing Clinical Trials mRNA technology Cell and gene therapies Antibodies Small molecules

Planned Advancement of mRNA Cancer Vaccines in 2023 Paves the Way to Potentially Registrational Trials



Backbone optimized uridine mRNA (uRNA)
Cap
UTR
Antigen
UTR
A30-L-A70
Mutant Neo-antigens
Individualized therapy
iNeST*
individualized Neoantigen-Specific immunoTherapy
Shared non-mutant antigens
Off-the-shelf therapy
FixVac
Fixed Antigen Vaccine



IV injection of RNA-LPX
2 decatopes
Preferential delivery of RNA-LPX to dendritic cells in the spleen
Dendritic cell
CD8 T cell
Spleen
CD4 T cell
RNA-LPX
Innate immune stimulation
Pro-inflammatory cytokines
Endosome
TLR 7/8
NF-κB
mRNA
Co-stimulatory molecules
CD80
CD28
MHCI
CD8 T cell stimulation
MHCI
TCR
Polypeptide
TAP
Endoplasmic reticulum
Proteasome
MHCII
CD40
TCR
CD40L
Endo-lysosomes
Cytokine help
Antigen presentation
CD4 T cell stimulation

Kranz LM, et al. Nature 2016; 534:396–401;
Lopez J, *et al.* AACR Annual Meeting 2020;
Oral presentation CT301.

Individualized Vaccine

BNT122[1] randomized Phase 2 trials ongoing in 1L melanoma & adjuvant colorectal cancer
BNT122[1] randomized Phase 2 planned in pancreatic cancer based on encouraging Ph 1 data[2]
BNT122[1] Phase 1/ 2 in multiple tumor types completed
IVAC Phase 1 in adjuvant TNBC completed

FixVac

BNT111 randomized Phase 2 ongoing in r/r melanoma
BNT113 randomized Phase 2 ongoing in HPV16+ PD-L1+ 1L HSCC
BNT112 Phase 1 ongoing in localized and metastatic prostate cancer
BNT116 Phase1 ongoing in 1L and 2L+ NSCLC

[1] Collaboration with Genentech.
[2] Balachandran VP, et al. ASCO Annual Meeting 2022; Poster presentation 2516.

BIONTECH 26

iNeST I Autogene Cevumeran (BNT122): Phase 2 Randomized Trial vs Watchful Waiting in Adjuvant Colorectal Cancer

Patients with surgically-resected Stage II (high-risk) or Stage III CRC

Adjuvant SoC chemotherapy for 12–24 weeks

Screening 1	Screening 2	Screening 3
ctDNA status (post-operative)	neoantigen selection for vaccine manufacture	final eligibility (ctDNA-positive)

Biomarker: BNT122 irrespective of ctDNA status (n=15)

iNeST manufacturing ≤20 neo-epitopes

Exploratory: BNT122 recurrent disease at Screening 3 (n≤20)

R 1:1 n=166

- **BNT122** 15 doses: 6×q1w, 2×q2w, 7×q6w
- **Observational** watchful waiting

Stage II (high risk) and Stage III colorectal cancer treatment paradigm

Surgery

CT scan

Adjuvant chemo given to all patients

50% cured by surgery alone with no residual disease	30% recur despite surgery + chemo	20% cured by adjuvant chemo post-surgery

High medical need in the adjuvant treatment of Stage II (high risk)/Stage III colorectal cancer

Colorectal cancer is second deadliest cancer worldwide[1], 5-year OS in regional disease is 71%[2]

SoC in Stage II (high risk) and Stage III CRC after removal of the primary tumor and adjuvant chemotherapy is watchful waiting

ctDNA is a marker for minimal residual disease and thus can identify patients at high risk of disease recurrence[3,4]

In ctDNA-positive, Stage 2 (high risk) and Stage 3 CRC post adjuvant chemotherapy, duration of disease-free survival is 6 months[5]

[1] WHO factsheet on cancer. 2018
[2] Seer database
[3] Fan G, et al. PLoS One 2017; 12: e0171991
[4] Loupakis F, et al. JCO Precis Oncol 2021; 5:PO.21.00101
[5] Reinert T, et al. JAMA Oncology, 2019; 5:1124-1131.

BIONTECH 27

Intercepting Immune-Immune & Immune-Tumor Interactions: Next Generation Checkpoint Immuno-modulators with Pan-Tumor Potential

GEN1046/BNT311[1]

Conditional 4-1BB co-stimulation while blocking PD-(L)1 axis

2 ongoing clinical trials:
Phase 2: BNT311 + Pembro in r/r, 2L+, PD-L1+ NSCLC

Phase 1/2: BNT311 mono / + PD-(L)1 combination in advanced solid tumors

Expansion cohorts in aPD-(L)1 r/r solid tumors

Cervical	TNBC	NSCLC
HNSCC	Endometrial	Urothelial



4-1BB-expressing cell (eg. T cell)
Conditional 4-1BB agonist activity
Checkpoint blockade
GEN1046
PD-L1-expressing cell (eg, tumor cell)

Initial signs of clinical activity in PD-(L)1 r/r NSCLC (n=25)



Best relative change in sum of diameters from baseline, %
40
20
0
-20
-40
-60
PD-L1+
PD-L1-

Garralda E, et al. SITC Annual Meeting 2020; Poster #412.

GEN1042/BNT312[1]



4-1BB-expressing cell (eg. T cell)
Conditional 4-1BB agonist activity
GEN1042
Conditional CD40 agonist activity
CD40-expressing APC (eg, dendritic cell)

Conditional activation of CD40 and 4-1BB on immune cells

Potential to treat solid tumors in 1L combination with standard-of-care aPD-(L)1 or chemo treatment

Ongoing Phase 1/2 clinical trial in advanced solid tumors

Expansion cohorts in 1L solid tumors

HNSCC	NSCLC
Melanoma	PDAC

PRs and CRs observed in HNSCC patients in combo with pembro + chemo



0
-20
-60
-100
HPV status
PD-L1 CPS
Baseline tumor Volume (SOD), mm
HPV-
CPS 2
101
HPV-
CPS 5
72
HPV-
CPS 35
50
HPV-
CPS 12
85
Best change from baseline in sum of lesion diameters (%)

ESMO IO Congress 2022, Geneva, Poster #175P

Multiple data updates from ongoing expansion cohorts expected in 2023

[1] Collaboration with Genmab based on 50/50 sharing of costs and profits

BIONTECH 28

Bringing Cell Therapy to Solid Tumors: Combining the Potential of a Novel Highly Selective Target and a CAR T Cell Amplifying Vaccine

BNT211: Autologous CAR-T +/- CARVac targeting CLDN6+ solid tumors

CLDN6 not present in healthy tissues



CLDN6 expressed in multiple cancers



B
D
F

Science

An RNA vaccine drives expansion and efficacy of claudin-CAR-T cells against solid tumors

Reinhard K, *et al. Science* 2020; 367:446–453.

Manageable safety profile and observed clinical activity

- $1x10^7$ and $1x10^8$ CAR-T dose levels well tolerated
- MTD not reached
- Efficacy signal in testicular cancer patients (n=7)
  - **ORR 57%, DCR 85% (1 CR, 3 PR, 2 SD)**
  - **One CR confirmed at 18 and 52 weeks**
- EMA PRIME designation in testicular cancer

Selected scans of responses in various patients



Part 2 DL1 Pat#3
Part 1 DL2 Pat#3
Part 1 DL2 Pat#4
Pre-
Post-
CR

Haanen J, et al. AACR Annual Meeting 2022; Oral presentation CT002.

Additional data readout and Phase 2 trial planned for 2023

CLDN6, claudin 6

BIONTECH 29

2023 and beyond

Multiple Late- and Early-stage Pipeline Milestones Expected in 2023 1 Partnered with Pfizer 5 Collaboration with Genmab based on 50/50 sharing of costs and profits 2 Partnered with University of Pennsylvania FPD = First Patient Dosed 3 Collaboration with BMGF 4 Partnered with Genentech Modality Indication Program Select milestones Anticipated timing mRNA vaccines for infectious disease COVID-191 BA.4/5-adapted bivalent Pediatric label expansion 2H 2023 COVID-19 – influenza combination1 BA.4/5-adapted bivalent+ BNT161 Phase 1 data update 1H 2023 Malaria BNT163 Phase 1 data update 2H 2023 HSV22 BNT165 Phase 1 data update 2H 2023 Shingles1 BNT167 Phase 1 FPD 1H 2023 Tuberculosis3 BNT164 Phase 1 FPD Early 2023 iNeST individualized mRNA vaccines 1L melanoma4 Autogene Cevumeran (BNT122) Phase 2 data update 2023 Adjuvant CRC4 Autogene Cevumeran (BNT122) Phase 2 data update - Adjuvant PDAC4 Autogene Cevumeran (BNT122) Phase 2 FPD 2023 Next-gen immune checkpoint modulators Multiple solid tumors5 BNT311 (PD-L1x4-1BB) Expansion cohort data update 2023 Multiple solid tumors5 BNT312 (CD40x4-1BB) Expansion cohort data update 2023 Cell therapies CLDN6+ solid tumors BNT211 Phase 1 data update 2023 2L+ testicular cancer BNT211 Phase 2 FPD Late 2023 31

Advancing Toward Realizing Our Vision

Globally successful marketed COVID-19 vaccine with first-to-market BA.4/5-adapted booster

19 programs in 24 clinical trials

3 Phase 1 programs

5 randomized Phase 2 trials

10+ preclinical programs, 2 FIH trials to start in 2023

Oncology **Infectious diseases**

Driving transformation today

Next-gen and combination COVID-19 vaccines

Multiple oncology and ID product launches in next 3−5 years

5−10 IND submissions per year

Mid-term goals

Maintain and deepen COVID-19 vaccine leadership

Approved products across various disease areas

Cardiovascular diseases
Neurodegenerative diseases
Autoimmune diseases

Long-term vision

By 2030, we aim to be a multi-product global biotechnology leader, aspiring to address the world's most pressing health challenges with pioneering, disruptive technologies delivered at scale

32

BIONTECH 32

Infectious Disease Pipeline: Multiple Opportunities Built on Proven Platform

	Indication	Product candidate	Pre-clinical	Phase 1	Phase 2	Phase 3	Commercial	2022 and 2023 Milestones
mRNA vaccines partnered w/Pfizer	COVID-19[1]	COMIRNATY®						
		BNT162b2(Original/Omicron BA.4/5-adapted bivalent)						Pediatric label expansion exp. 2H23
		BNT162b2 (Original/Omicron BA.1-adapted bivalent)						Launch + Data updates ✓
		BNT162b4 (T-cell enhancing)						Phase 1 initiated in December 2022 ✓
		BNT162b5 (Enhanced spike antigen)						Phase 2 started in July 2022 ✓
	Covid-19 – Influenza combination[1]	BNT162b2+BNT161 (qFlu + BA.4/5-adapted bivalent)						Phase 1 initiated in October 2022 ✓
	Influenza[1]	BNT161						Data update in July 2022 Phase 3 started in September 2022 ✓
	Shingles[1]	Un-named program						Start Phase 1: 1H23
10+ other infectious disease programs	HSV 2[2]	BNT163						Phase 1 data update exp. 2H23
	Tuberculosis[3]	BNT164						Start Phase 1: early 2023
	Malaria	BNT165						Phase 1 data update exp. 2H23
	HIV[3]	Un-named program						
	Additional mRNA vaccine programs[3]	Un-named programs						
	Precision antibacterials	Un-named programs						

[1] Partnered with Pfizer
[2] Partnered with University of Pennsylvania
[3] Collaboration with BMGF. BioNTech holds worldwide distribution rights except developing countries where BMGF holds distribution rights.

BIONTECH 35

Oncology Pipeline: Significant Progress and Expansion in 2022

Drug class	Platform	Product candidate	Indication (targets)	Pre-clinical	Phase 1	Phase 2	Phase 3	2022 and 2023 Milestones
mRNA	FixVac	BNT111	Advanced and R/R melanoma	▬	▬	▬		
		BNT112	Prostate cancer	▬	▬			
		BNT113	HPV16+ head and neck cancer	▬	▬	▬		
		BNT116	NSCLC 2L+	▬	▬			FPD in July 2022 ✓
	iNeST	Autogene cevumeran (BNT122)[1]	1L melanoma	▬	▬	▬		Data update exp. 2023
			Adjuvant colorectal cancer	▬	▬	▬		
			Solid tumors	▬	▬			
			Adjuvant pancreatic ductal adenocarcinoma[2]	▬	▬			Start Phase 2 in 2023
	Intratumoral immunotherapy	SAR441000 (BNT131)	Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)	▬	▬			
	RiboMabs	BNT141	Multiple solid tumors (CLDN18.2)	▬	▬			FPD in Jan. 2022 ✓
		BNT142	Multiple solid tumors (CD3×CLDN6)	▬	▬			FPD in July 2022 ✓
	RiboCytokines	BNT151	Multiple solid tumors (optimized IL-2)	▬	▬			
		BNT152, BNT153	Multiple solid tumors (IL-7, IL-2)	▬	▬			
Cell therapies	CAR T cells + CARVac	BNT211	Multiple solid tumors (CLDN6)	▬	▬			Start Phase 2 in 2023
		BNT212	Pancreatic, other cancers (CLDN18.2)	▬				
	Neoantigen-based T cells	BNT221	Multiple solid tumors	▬	▬			
	TCR engineered T cells	To be selected	All tumors	▬				
Antibodies	Next-gen immune checkpoint modulators	GEN1046 (BNT311)[3]	Metastatic NSCLC (PD-L1×4-1BB)	▬	▬	▬		
			Multiple solid tumors (PD-L1×4-1BB)	▬	▬			Data update exp. in 2023
		GEN1042 (BNT312)[3]	Multiple solid tumors (CD40×4-1BB)	▬	▬			Data update exp. in 2023
		GEN1053 (BNT313)[3]	Malignant solid tumors (CD27)	▬	▬			Initiated in Nov. 2022 ✓
	Targeted cancer antibodies	BNT321	Pancreatic cancer (sLea)	▬	▬			
SMIM	Toll-like receptor binding	BNT411	Solid tumors (TLR7)	▬	▬			

[1] Partnered with Genentech
[2] Investigator-initiated Phase 1 trial
[3] Partnered with Genmab
FPD = First patent dosed, SMIM = small molecule immunomodulators, NSCLC = non-small cell lung cancer

36